Exhibit 99.11

CONSENT OF SYLVIE LAMPRON

I consent to the inclusion in the Annual Report on Form 40-F of Agnico Eagle Mines Limited for the year ended December 31, 2017 filed with the Securities and Exchange Commission on March 23, 2018 (the “Annual Report”) of my name and the information that I have approved of as a “qualified person” under the Canadian Securities Administrators National Instrument 43-101 in the Annual Information Form of Agnico Eagle Mines Limited dated March 16, 2018 (the “AIF”) filed as part of the Annual Report.

I also consent to the incorporation by reference in the Registration Statements on Form F-10 (registration no. 333-221636), Form F-3D (registration no. 333-215096) and Form S-8 (registration nos. 333-130339 and 333-152004) of the reference to my name and the above-mentioned information in the AIF.

March 23, 2018

/s/ Sylvie Lampron
Sylvie Lampron
Senior Project Engineer at Canadian Malartic Corporation